ElectraMeccanica CEO Paul Rivera to Present at American Automotive Summit in Detroit

VANCOUVER, British Columbia, Sept. 05, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced that management has been invited to present at the American Automotive Summit on September 16-17, 2019 at the MGM Grand Resort in Detroit.

Paul Rivera, Chief Executive Officer of ElectraMeccanica, is scheduled to present “Redefining the Commuter Car and Manufacturing the Ultimate Driving Experience” on Tuesday, September 17th. The session will explore:

•Reimagining the automobile: manufacturing something smaller, better and indispensable

•Designing and engineering a more efficient, cost-effective, environmentally friendly and leading-edge EV

•Racing towards mass-adoption of cheap electric vehicles by simplifying production processes

•How does electrification impact supply chain, manufacturing and engineering?

The American Automotive Summit is a leadership focused meeting designed around improving plant floor operations and manufacturing strategy globally. The event creates an opportunity to examine key case studies around how workforce management, lean manufacturing, and automation are driving the world's best facilities for success. For more information please visit www.usautosummit.com.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for an incredible driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward-Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released September 5, 2019